Exhibit 99.2

FOR IMMEDIATE RELEASE

Iron Mountain to Participate in J.P. Morgan 6th Annual U.S. All Stars Conference and Provide Updated Investor Presentation

BOSTON — September 10, 2015 — Iron Mountain Incorporated (NYSE:IRM), the storage and information management company, announced that Roderick Day, Executive Vice President and CFO, will participate in investor meetings at the J.P. Morgan 6th Annual U.S. All Stars Conference on Tuesday, September 15th, and Wednesday, September 16th, 2015, at J.P. Morgan’s Office in London.

The updated presentation to be used for one-one meetings during the conference is available on the Investor Relations section of www.ironmountain.com, under “Events and Presentations”. This presentation was updated to include expected non-cash purchase price accounting adjustments on Adjusted EPS and Normalized FFO accretion expected to result from IRM’s proposed acquisition of Recall Holdings Limited and other updates to reflect Q2 results for IRM.

About Iron Mountain

Iron Mountain Incorporated (NYSE: IRM) is a leading provider of storage and information management services. The company’s real estate network of more than 67 million square feet across more than 1,000 facilities in 36 countries allows it to serve customers around the world. And its solutions for records management, data management, document management, and secure shredding help organizations to lower storage costs, comply with regulations, recover from disaster, and better use their information. Founded in 1951, Iron Mountain stores and protects billions of information assets, including business documents, backup tapes, electronic files and medical data. Visit www.ironmountain.com for more information.

Investor Relations Contacts:

Melissa Marsden	Faten Freiha
Senior Vice President, Investor Relations	Director, Investor Relations
melissa.marsden@ironmountain.com	faten.freiha@ironmountain.com
(617) 535-8595	(617) 535-8404

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